Exhibit 21

The significant subsidiaries of the Registrant, as defined in Section 1-02(w) of regulation S-X, are:

·	CACI, Inc., a Delaware Corporation

·	CACI, INC.-FEDERAL, a Delaware Corporation
(also does business as "CACI Marketing Systems", "Information Decision Systems", "Demographics on Call" and "CACI IDS")

·	CACI, INC.-COMMERCIAL, a Delaware Corporation

·	CACI Products Company California, a California Corporation

·	CACI Field Services, Inc., a Delaware Corporation

·	CACI N.V., a Netherlands Corporation

·	CACI Limited, a United Kingdom Corporation

·	Automated Sciences Group, Inc., a Delaware Corporation

·	IMS Services, Incorporated, a Maryland Corporation

·	Integrated Microcomputer Systems, Inc., a Maryland Corporation

·	CACI Technologies, Inc., a Virginia Corporation

·	CACI Technology Services, Inc., a Virginia Corporation

·	XEN Corporation, a Virginia Corporation